1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F   ☒    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-        .)

EXHIBITS

Exhibit Number		Page

1.1	Notice of the Extraordinary General Meeting, dated May 3, 2004

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: May 3, 2004	By:	/s/ Wang Xiaochu

	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

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EXHIBIT 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Mobile (Hong Kong) Limited (the “Company”) will be held at 3:30 p.m. (or as soon thereafter as the annual general meeting of the Company to be convened at 2:30 p.m. at the same place and date shall have been concluded or adjourned) on 16 June 2004, in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolution as Ordinary Resolution:

Ordinary Resolution

1.	“THAT the conditional sale and purchase agreement dated 28 April 2004 (the “Acquisition Agreement”) between the Company, China Mobile Hong Kong (BVI) Limited (“CMBVI”) and China Mobile Communications Corporation, a copy of which has been initialled by the chairman of this meeting and for the purpose of identification marked “A”, pursuant to which, inter alia, CMBVI has agreed as legal and beneficial owner to sell, and the Company has agreed to purchase, the entire issued share capital of each of Neimenggu Mobile (BVI) Limited, Jilin Mobile (BVI) Limited, Heilongjiang Mobile (BVI) Limited, Guizhou Mobile (BVI) Limited, Yunnan Mobile (BVI) Limited, Xizang Mobile (BVI) Limited, Gansu Mobile (BVI) Limited, Qinghai Mobile (BVI) Limited, Ningxia Mobile (BVI) Limited, Xinjiang Mobile (BVI) Limited, Beijing P&T Consulting & Design Institute (BVI) Limited and China Mobile Communication (BVI) Limited, which holds 100% of each of Neimenggu Mobile Communication Company Limited, Jilin Mobile Communication Company Limited, Heilongjiang Mobile Communication Company Limited, Guizhou Mobile Communication Company Limited, Yunnan Mobile Communication Company Limited, Xizang Mobile Communication Company Limited, Gansu Mobile Communication Company Limited, Qinghai Mobile Communication Company Limited, Ningxia Mobile Communication Company Limited, Xinjiang Mobile Communication Company Limited, Beijing P&T Consulting & Design Institute Company Limited and China Mobile Communication Company Limited, respectively, at a consideration of US$3,650 million, comprising an initial consideration of US$2,000 million payable in cash to CMBVI and a deferred consideration of US$1,650 million payable within fifteen years after completion of the Acquisition Agreement, is hereby generally and unconditionally approved and the directors of the Company are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement.”

By Order of the Board
Yung Shun Loy, Jacky
Company Secretary

Hong Kong, 3 May 2004

Notes:

1.	A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company’s registered office at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong, at least 36 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or at any adjourned meeting should a member so wish.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Xiaochu, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Zhang Ligui and Dr. J. Brian Clark as non-executive directors.